FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 19, 2009
Commission File Number: 001-33670
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On August 19, 2009, Seanergy Maritime Holdings Corp. (the “Company”) announced it has amended the convertible promissory note in the principal amount of $28,250,000 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its business combination in August 2008, to reduce the conversion price. The new conversion price is equal to the average closing price of the Company’s Common Stock as quoted on the Nasdaq Global Market for the five trading days commencing on August 19, 2009. In connection with, and as a condition to, the reduction in the conversion price, holders of the note have converted the principal amount of the note and all accrued but unpaid fees and interest due thereunder into Seanergy common stock.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
SUBMITTED HEREWITH:

Exhibits
99.1	Press Release dated August 19, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Holdings Corp.

Dated: August 19, 2009

By:	/s/ Dale Ploughman
	Name:	Dale Ploughman
	Title:	CEO

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